Exhibit 99.1

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
Company	Ticker	Event Type	Date

 PARTICIPANTS

Corporate Participants

Susan M. Villare — Chief Financial Officer (Interim), Sonus Networks, Inc.

Raymond P. Dolan — President, Chief Executive Officer & Director, Sonus Networks, Inc.

David A. Walsh — Chairman, President & Chief Executive Officer, GENBAND, Inc.

Other Participants

Dmitry G. Netis — Analyst, William Blair & Co. LLC

Greg Mesniaeff — Analyst, Drexel Hamilton LLC

Michael A. Kerlan — Analyst, Wells Fargo Securities LLC

Fahad Najam — Analyst, Cowen & Co. LLC

 MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you for standing by. Welcome to Sonus and GENBAND Conference Call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded, Tuesday, May 23, 2017.

I would now like to turn the conference over to Susan Villare, Interim Chief Financial Officer of Sonus. Please go ahead.

Susan M. Villare, Chief Financial Officer (Interim), Sonus Networks, Inc.

Good morning, everyone. Thank you for joining us on such short notice to discuss today’s announcement that Sonus and GENBAND have signed a definitive merger agreement.

On the call today, you’ll hear from Ray Dolan, Sonus’ President and Chief Executive Officer; and David Walsh, GENBAND Chief Executive Officer and Chairman. A press release and investor presentation have been posted to our IR website and filed with the SEC.

During our prepared remarks, we will be referring to the investor presentation with supporting information. Please take a moment to locate these documents on our IR website. A recording of this call and the transcript will be available on our IR website shortly after this call.

As shown on slide two, please note that during this call, we will be making a number of forward-looking statements regarding the proposed combination. Such forward-looking statements are based on the current beliefs and expectations of Sonus as well as of GENBAND and are subject to business, economic, and competitive uncertainties and contingencies, many of which are difficult to predict.

Actual events or financial results may differ materially from the forward-looking statements described in this call due to a number of risks and uncertainties detailed in the documents filed or furnished by Sonus with the SEC. A discussion of these and other factors that may affect our future results is contained in our most recent Form 10-Q filed with the SEC on April 27, 2017 and in our press release, both of which are available on our IR website. While we may elect to update or revise forward-looking statements at some point, we specifically disclaim any obligation to do so.

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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During our call, we will be referring to certain GAAP and non-GAAP financial measures. A reconciliation of the non-GAAP to comparable GAAP financial measures is included in our press release issued today.

With that, let me turn it over to the President and Chief Executive Officer of Sonus, Mr. Ray Dolan.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Thank you, Susan, and good morning to everyone on today’s call. I appreciate that you’ve joined us this morning on such short notice to hear more about the exciting combination of Sonus and GENBAND. I’m also very pleased to have David Walsh, CEO and Chairman of GENBAND here with me on the call today.

Our companies have known each other for a long time, and we’ve always had mutual respect for each other’s businesses and teams. David and I have kept in touch because we’ve recognized how powerful our growth platform could be as a combined company.

Today, the timing is just right. At Sonus, we successfully transformed to a software-based company and we’re at an important inflection point in our business where we believe that a combination with GENBAND will accelerate our ability to drive growth and continue our investment in the new cloud architecture.

Today, the world’s largest service providers and enterprises are in the midst of accelerating the modernization and transformation of their networks, and we believe the combined company will be better positioned to capture more of these opportunities. By coming together, we are creating a strong global leader in real-time communication software and cloud solutions, and ultimately, creating meaningful value for our shareholders.

For those listeners who may not be familiar, GENBAND is a leading provider of carrier and enterprise network transformation in real-time communication solutions, which is currently privately-owned. David will tell you more about their business in a few moments. We’re both incredibly enthusiastic about the potential of our company’s combination and the compelling strategic and financial rational that it presents.

When you look at our businesses, you’ll see that our product portfolios fit together very well. Together, we’ll also have greater scale, a broader geographic reach and a deeper sales footprint, creating a strong combination to serve our diversified global customer base.

Importantly, we believe we’ll have significantly stronger financial profile, which will be supported by the meaningful cost synergies from this transaction. I’ll go into a bit more detail on this later, but we expect to achieve between $40 million and $50 million of anticipated annual cost synergies by the end of 2018. So the key takeaway is that we expect this combination to bring benefits to our customers, employees and investors and will provide us with greater scale and resources to invest in and achieve our growth initiatives at a faster pace than either company could do on its own.

Now, let’s move to slide four. All of these details are outlined in our press release, so I’ll just provide a quick overview. Under the terms of the merger agreement, Sonus and GENBAND shareholders are expected to own approximately 50% of the combined company on a fully diluted basis after close. GENBAND’s equity-holders will be issued approximately 50 million shares of the combined company along with a $22.5 million unsecured note. Based on the closing price of Sonus common stock yesterday and estimated net cash of the time of closing, the transaction values the combined company at an enterprise value of approximately $745 million.

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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Following the completion of the transaction, which we expect will occur in the second half of 2017 subject to its customary closing conditions, I will become the CEO of the combined company. David will oversee the Kandy business, which will be a division of the combined company and is currently GENBAND’s cloud communication platform as a service, or CPaaS, for global service providers and enterprises. It’s a very exciting growth initiative that we’ll discuss later in the call.

I’m very pleased that David will also play a key role in assisting in the integration of our two companies. The board of directors of the combined company will have five representatives designated by GENBAND and four representatives designated by Sonus.

I will be joined on the board by Dick Lynch, the current Chairman of Sonus and former CTO of Verizon, who will become the Chairman of the combined company board. I think we’ll have an exceptional leadership team and board who are well-positioned to oversee the combined company’s strategic plans and drive long-term shareholder value.

Turning to slide five, we want to provide a side-by-side comparison of our companies in the few key areas; and to keep this simple, we’ve based this comparison on 2016 numbers. At a high level, you can see that while GENBAND is a larger company than Sonus, our businesses have similarities in terms of size of our customer and employee basis, geographies, and sales forces as well as revenue breakdown.

On our side, as a customer-focused organization, I’m proud to say we have nearly 700 customers around the world who rely on our products and services to enable and secure their real-time communications. It’s a testament to approximately 1,400 employees and contractors who work in 22 different countries and territories that we’re able to ensure that each of these customers have the tools they need to ensure their business communications function seamlessly.

Given today’s market dynamics and the continuing shifts that service providers and enterprises are making, we believe the combined company will have a strong customer value prop and we’ll be well-positioned to deliver superior comprehensive solution to service providers and enterprises in the increasingly important areas of security, mobility, cloud, network transformation, and evolution to CPaaS.

Before I introduce David Walsh, Chairman and CEO of GENBAND, I’d just like to express the excitement that I have to be working with him and the entire GENBAND team. David is a proven executive with a distinguished career in technology and telecom as well as the strong financial background and a great track record of overseeing important transactions and combinations.

So now I’d like to turn it over to David.

David A. Walsh, Chairman, President & Chief Executive Officer, GENBAND, Inc.

Thank you, Ray. It’s great being here with you and everyone on this call today. I do share your enthusiasm for this merger. The combination benefits are very compelling.

As you can see, GENBAND has over 850 customers worldwide and nearly 2,000 employees in 24 countries. We have a good mix of revenues, customers around the world, as well as a good split between products and services.

About GENBAND. GENBAND focuses in two product areas: network transformation products and CPaaS products that we brand as Kandy. The network transformation products have more than 850 customers, many of the largest carriers, enterprises and governmental agencies in the world.

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GENBAND specializes in migrating large-scale customer networks from legacy to IP. GENBAND has migrated 42 million lines to IP and has transformed over 2,200 central offices. Our broad product offering allows us to be a turnkey solution provider, while our large installed base or Nortel switches provide a solid opportunity for network transformation projects.

Three years ago, we created our second focused area called Kandy, which is our CPaaS platform focused on unified communications, embedded communications and over-the-top. These products are aimed at helping our carrier customers protect and grow their incumbent position real-time communications.

The Kandy platform is built on top of GENBAND’s portfolio of science and is accessible via our cloud or can be incorporated into a carrier’s network. The market is validating our strategy. And while it’s early days, we’re excited about the traction we’re getting in the marketplace.

Now, I’ll turn it back over to Ray to talk about how our offerings fit together.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Thanks, David. Turning to slide seven. As I said earlier, a critical aspect of this transaction is about being able to offer customers a more comprehensive portfolio of products and services as they transition to the cloud in an all-IP world. As you can see here, the core strengths that each company is bringing to the table will enable us to do just that.

Both of our companies have pursued strategies to enable network transformation for our customers. At Sonus, we’ve been concentrating on providing next-generation cloud-based SIP and 4G/VoLTE solutions by providing network layer control, security, interworking, policy, and session management for the delivery of real-time communications.

Our complete portfolio of hardware-based and virtualized session border controllers, diameter signaling controllers, policy/routing servers, network intelligence applications, media and signaling gateways, and network analytics tools have helped us become one of the industry’s market-leading supplier.

GENBAND strategy is centered on seamlessly supporting its customer base of carriers and enterprises to modernize their network to IP with a broad product portfolio that includes soft switches, media gateways, application servers, and leveraging that IP infrastructure with a rapid service creation capability.

In addition, I briefly mentioned Kandy before, and David will talk about it in greater detail in a moment, but this is a really exciting CPaaS product and one we think has promising growth opportunities. Together, we also believe we can drive benefits from our mutual investment in virtualization.

The complementary maintenance streams from across both businesses and our common strength in professional services. We’re confident that our complementary strengths will be a true differentiator over our competitors and will prove to be a great value to carriers and enterprises who are transitioning to the cloud and an all-IP world.

Turning to slide eight. I want to touch on the three primary reasons that this is a financially compelling combination for Sonus shareholders. First, we expect the transaction to be substantially accretive to our non-GAAP EPS in 2018. Second, while Sonus’ net cash position will be temporarily lower in closing than it is today, we expect to drive strong cash flow from operations from the first year on. And third, the combined company will be a financially stronger company right out of the

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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gate, generating at least $100 million of expected EBITDA once we realize the full impact of the annualized synergies by the end of 2018.

We’re projecting fiscal 2020 EBITDA to be approximately $140 million, so it’s a very nice ramp-up there. On the left-hand side of the page, we’ve detailed combined 2016 revenues by both geography and revenue category. So you can get a sense for the diversified revenue streams that the combined company will have.

Slide nine gives you more detailed snapshot of the combined company; again, using 2016 numbers and not including synergies, or any impact of purchase accounting. As you can see, we’re creating a significantly bigger and more diversified company with higher revenues, gross profit, earnings and cash flow from operations. Additionally, we expect Sonus and GENBAND’s complementary growth strategies in cloud and virtualized network architectures will also have a positive impact on gross margin over time.

Moving to slide 10, we expect to achieve $40 million to $50 million of annualized synergies from four key areas: COGS, sales and marketing, R&D, and G&A. While we aren’t providing a specific breakdown by area today, it’s important to understand that we expect that cost synergies will be driven from all four buckets.

As I’ve mentioned, the cost synergies achieved by this transaction are compelling and will allow us to provide even stronger financial performance, while at the same time, increasing our technical and marketing investment in our key growth initiatives.

If you turn to slide 11, we’ll quickly touch on what those are from both companies and I’ll ask David to tell you more about Kandy first.

David A. Walsh, Chairman, President & Chief Executive Officer, GENBAND, Inc.

All right. Thanks, Ray. GENBAND’s Kandy initiative enables service providers and other market participants to invent voice, video, messaging, chat presence, and more into any business process or application, enhancing outcomes for business, consumers, or Internet of Thing deployments. And Kandy CPaaS allows carriers to use simple APIs and SDKs and micro-apps, which we call Kandy Wrappers, to rapidly create new revenue streams for customers and partners.

The Kandy platform was built on top of GENBAND’s core carrier-grade technology, which was built for scale. Our strategy is perfectly aligned with our carrier customers who need access to a platform, but want to use their network to better service their customers’ needs for real-time communications.

Back to you, Ray.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

On the Sonus side, our cloud security initiative unifies security across all IP flows and we’re offering new security analytics and control platforms to real-time flows and digital services. It allows the unification of real-time and IP data security and provides end-to-end visibility and analytics enabling network-wide flow control, threat detection and mitigation. They can be used as a direct sell or a managed security offering. We think that taken together, these growth initiatives are really compelling and aimed to create a path for customers and partners to quickly and securely launch new real-time communications offerings.

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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So, in conclusion, we believe this transaction is a win-win for all our stakeholders. Together, Sonus and GENBAND are set to generate increased cash flow driven by increased scale and market reach across products, customers and geographies. The combined company will be better positioned to create value for shareholders as a market leader in software-based cloud communications in the future.

That concludes our prepared remarks. I’d now like to open the line for questions. Benjamin?

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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 QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] Our first question comes from the line of Dmitry Netis with William Blair. Please proceed.

<Q — Dmitry Netis — William Blair & Co. LLC>: Thank you very much. Congratulations to Sonus-GENBAND team for making this transaction. It sure sounds quite synergistic. So a couple of questions. What are your revenue growth expectations from — David, on the GENBAND side of things, we know the Sonus side, but give us a little bit of a preview what the growth may look like. And if you could then on a combined basis talk about some revenue, the synergies potential here given there are couple of areas where you obviously have similar products. So if you could comment on what you expect to do there maybe early days, but that would be helpful, just to get an idea.

<A — Dave Walsh — GENBAND, Inc.>: Sure, Dmitry. Thank you. On the revenue growth side, this industry, as we all know, isn’t growing, or in some segments, there’s modest growth. So our business has been flat over the last couple of years. And we decided a couple of years ago that the way to get around that is we have to find some growth areas.

So we started making some moves in the CPaaS area, which is a very exciting and attractive growth market. We looked at wireless, which is also growing. That’s why, we invested heavily in media and transcoding. And we also have a large installed base of Nortel products in the government sector. So we went out and got JITC certification, and that is proving to be an attractive and fertile ground.

So we’re starting to position ourselves nicely because, as you know, in the fixed network transformation space, that’s not growing. But these are some areas that we feel, heading out to 2018, we have the potential to grow.

On the second question about revenue synergies, Ray touched on it briefly about the synergy of the portfolio, which is really interesting. It’s something we’ve known for a long time. If you look at the SBC marketplace, if you look at the strength that GENBAND brings in media handling and things like transcoding, coupled with the feature capability and the signaling capability that Sonus has, you can picture a very attractive product moving forward. So we think that’s an area of synergy.

Another one is looking at the strength of our Class 5 capability in the end office with Sonus’ Class 4 capability. We think that pairs up really nicely. So this will take time, as you know. But we think that these new areas that we’ve invested in have the potential to position us versus some growth in the future. And, Ray, I don’t know if you have anything to add to that?

<A — Ray Dolan — Sonus Networks, Inc.>: [indiscernible] (20:05)

<Q — Dmitry Netis — William Blair & Co. LLC>: If I could just follow up. I think, Dave, I’ve heard you say there’s 42 million lines that you’ve already migrated to IPs. This presents us a very interesting sort of transformational opportunity. So as far as this opportunity goes, how many lines do you think are there globally that are up for grabs? And what, as a combined entity, think you — or you can expect to get either as a number of lines or market share, however you want to slice it or dice it, but how are you thinking about this transformational opportunity?

<A — Dave Walsh — GENBAND, Inc.>: I would say — here’s how we’d frame it out. If you — I would say, on the Class 4 on the trunking side of transformation, I’d say, we’re probably 65% through that. And you got to look back, I would say Sonus started that in like 1997, so we’re here 20 years later, and we’re 65% done. On Class 5, it’s the other way around, probably less than 35% is done.

Sonus Networks, Inc.	SONS	Sonus Networks, Inc and GENBAND Merger Call	May 23, 2017
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So we’re still like right in the need of this opportunity. And it’s going to be around for a long time. But we can probably in a one-on-one, Dmitry, give you a more market information to better help you with just like sort of where we are there.

<Q — Dmitry Netis — William Blair & Co. LLC>: All right. That’s fine. And then, maybe if I could ask Dave on Kandy side of things that sounds like an exciting kind of new emerging area. What are the plans for Kandy as a combined — are you planning to sort of — is that becomes kind of a growth driver, is that a standalone-type operation, what are the plan on that business unit and how are you thinking about that one as well?

<A — Dave Walsh — GENBAND, Inc.>: Well, what we’ve been trying to do is find growth in a market that is struggling to grow. And we wanted to come up with a strategy that leverage the assets that GENBAND had. And if you look at the science that we own, in real-time communications, and the sales footprint that we have, creating a CPaaS platform was a natural. And we all know the market very active for these types of services today, and the carriers are desperate to find growth.

So here’s an opportunity to go back to our existing customers, not just GENBAND customers but Sonus customers, and show them how they can bolt-on the Kandy platform and immediately enter a new growing market for things like OTT, embedded communications, and UC. So we’re still early days. But we do have deployments happening around the world. We’ve got significant traction with real serious carriers. So this is a business that we are really hopeful is going to be a driving force in value going forward.

<Q — Dmitry Netis — William Blair & Co. LLC>: Can you disclose the revenue in that category? Or is that too early to talk about it?

<A — Ray Dolan — Sonus Networks, Inc.>: Yeah. It’s too early. It’s too early, Dmitry. We’re not going to break that out until we get a little more traction.

<Q — Dmitry Netis — William Blair & Co. LLC>: All right. Very good. Thank you for that and congrats on the deal.

<A — Ray Dolan — Sonus Networks, Inc.>: Thanks.

<A — Dave Walsh — GENBAND, Inc.>: Thanks.

Operator:  [Operator Instructions] Our next question comes from the line of Greg Mesniaeff with Drexel. Please proceed.

<Q — Greg Mesniaeff — Drexel Hamilton LLC>: Yes. Thanks. Good morning. I have a question on the accretion targets that you laid out for 2018. Can you give us a little bit more granularity how you plan to get there given the significant disparity in the margins of the two companies?

<A — Ray Dolan — Sonus Networks, Inc.>: Yeah. Greg, this is Ray. Based on the difference in the — we’ll end up with a blended margin between the two companies, and then, we’ll just continue to drive margin improvement together as a combined company across a much larger revenue base.

I don’t think that’s going to in any way burden our opportunity to deliver an accretive outcome in 2018. Our accretive outcome in 2018 is simply this: first, we’ll have a substantially larger EBITDA combined. As we said, we’re going to target on an annualized synergy run rate about $100 million of EBITDA, and that will be substantially larger than our current EBITDA at Sonus, right?

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So our 50% of that $100 million will be by itself accretive. And what we need to do is really at that point just put the two companies together and drive $40 million to $50 million of synergies, which we think is totally achievable in 2018. Okay?

<Q — Greg Mesniaeff — Drexel Hamilton LLC>: So basically, you’re saying scale will base — will lift you guys into a more accretive plane?

<A — Ray Dolan — Sonus Networks, Inc.>: That’s correct. Right out of the box, the scale will get us accretive. Some level of balance sheet was used to get that, and then, we’ll restore that balance sheet some time by the end of 2018 to 2019 as we generate positive cash flow. But the key message is that the synergies of $40 million to $50 million, which is actually a relatively small portion of our combined cost structure, drives substantially greater EBITDA in aggregate as well as as a percent of revenue.

<Q — Greg Mesniaeff — Drexel Hamilton LLC>: Okay. Thank you.

<A — Ray Dolan — Sonus Networks, Inc.>: Thank you, Greg.

Operator:  Our next question comes from the line of Jess Lubert with Wells Fargo. Please proceed.

<Q — Mike Kerlan — Wells Fargo Securities LLC>: Hey, guys. This is Mike Kerlan on for Jess. Congratulations on the deal. Can you just talk a little bit about where the two of you play on the session border controller market, where there might be overlap and where there might be opportunity to leverage your combined strength to capture additional share?

<A — Ray Dolan — Sonus Networks, Inc.>: Sure. I’ll talk a little bit about it. And then, David, I’d welcome you to talk about it from your perspective as well with GENBAND. Thanks, Mike. Yeah. We play in all spaces, search, provider and enterprise, core and edge and large scale and scale down. And we have fully virtualized. And we’re able to announce the selection in Verizon’s Virtual Network Service as their SBC as a service, which we were able to do in the first quarter, and we’re in the process of being selected by a number of other service providers around the world in their edge client.

So it’s a very pervasive portfolio. I’ll let David talk about GENBAND’s portfolio, but I think the opportunity to come together, cross-selling against our existing customer bases and to leverage a lot of the effort that they put into the development there and the team, frankly, that’s quite talented that developed the service — the SBC on both sides will give us both the best talent and the best product portfolio across a very diverse customer base.

But, David, I’d welcome your comments about your SBC.

<A — Dave Walsh — GENBAND, Inc.>: Yeah. I think the fit here works really well, and it’s going to be well-received from our customers. We at GENBAND didn’t have the R&D dollars to take the interim step, which is virtualization. We were forced to go to the end state called NFE.

And so Sonus has been able to invest in both of those steps. So together, we are going to have continuity, which I’m really excited about rather than what we’ve been doing today is selling a future end state, which is we have a great future end state, but the interim step to get there, we had to move past. We just didn’t have the R&D.

The second piece that’s attractive on the enterprise side, we went about getting JITC certified for large government projects, which we now are winning for network transformation. And we would have to use third-party providers as related to enterprise SBCs. What a perfect fit for our combined company going forward to provide the total solution. So I think those are two areas that are going to be really helpful to us going forward. [indiscernible] (29:01).

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<Q — Mike Kerlan — Wells Fargo Securities LLC>: Any rough idea about the — yeah, it’s great. Just any idea what the combined share in the specific area of the SBC market where you play might stand out together?

<A — Ray Dolan — Sonus Networks, Inc.>: Where we play together? I think David did a good job explaining just one opportunity that’s now clearly in front of us in the federal space and the public sector space where they’ve done some work to create JITC certification. That’s the standard government certification for compliance with their needs. We’ve had JITC certification across our entire suite of SBCs, hardware, and software. And now, we’ll be able to market together obviously once we bring the two companies together and close. We won’t be able to do it prior to that. But giving those customers that choice for a more deeply integrated solution will give them a much more powerful product opportunity and give us a broader reach. That same opportunity exists in the enterprise. That same opportunity exists in the service provider.

In the areas where GENBAND is a very deeply trusted supplier to global service providers, we’ll be able to layer our technology on top in areas like signaling and SBCs and SD-WAN. And in areas where we’ve been a trusted supplier, we’ll be able to bolt-on Kandy to both the GENBAND product line as well as the Sonus product line and leverage that growth vertical as well.

<Q — Mike Kerlan — Wells Fargo Securities LLC>: Okay. Thanks.

Operator:  Our next question comes from the line of Fahad Najam with Cowen. Please proceed with your question.

<Q — Fahad Najam — Cowen & Co. LLC>: Thanks for taking my question. If I did my math right, if I look at the combined revenue of the two entities and to get back to a similar operating margin — pro forma operating margin profile that Sonus has, you need to cut your combined OpEx by approximately $20 million. So the synergies that you’re talking about really incremental synergies is about $20 million to $25 million, is that a correct way of looking at this?

And then, on Kandy, with the CPaaS platform, would this essentially make the combined company in a way competitor to some of your customers like Vonage and BroadSoft?

<A — Ray Dolan — Sonus Networks, Inc.>: Okay. Fahad, I’ll take the first question. I’ll address the second, and then, hand it over to David to talk a little bit more deeply about CPaaS, because he’s got much more domain experience than I do on that.

First, I’m not sure how you do your math to get to $20 million and gets us back to the operating margin, but I will give you that, yes, we are at a $40 million to $50 total synergy in 2018. And we think the synergies will continue to build beyond that, but that’s what we’re guiding to now. So I do believe that incremental, if you’re doing your math your way, which I can’t put on the slide here, it does give us incremental $20 million of synergies above that breakeven, which is why this is accretive right out of the box.

We will not compete with our customers. We will, however, offer the industry a comprehensive solution, and we’ll offer that to all of our existing customers as well, but I don’t see this as necessarily a competing product with anybody that you said.

David, do you have any comments on CPaaS?

<A — Dave Walsh — GENBAND, Inc.>: Yeah. I think the way to look at how our CPaaS offering is positioned in the market is we’re the technology that allows the carriers once they connect or bolt-on the Kandy platform, they can get into this new attractive space. Essentially, what we’re doing is

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we’re creating Twilios. So every carrier has the ability once they’re connected to Kandy to become Twilio.

And the difference being is we don’t compete with the carrier, we allow them to use our technology, which is no different than what we do today in our core business, it’s just that we enable it in a different form. So this is something that the carriers are very interested because they’re watching new entrants come into the market and take their customers away. This is a way for them to protect their installed base and then grow.

As it relates to BroadSoft, BroadSoft is a phenomenal company, by the way. Mike Tessler has done an amazing job with that business. And the sort of business he’s built with our carriers, I really admire.

Now, having said that, the carriers are looking to go beyond just pure unified communications. And what a platform allows you to do is not just do unified communications, it allows you do to embedded communications, OTT, and anything else. It’s a developer framework. So we think what we’re going to do is try to go beyond where BroadSoft is, but recognizing that BroadSoft has done an unbelievable job in the marketplace.

<Q — Fahad Najam — Cowen & Co. LLC>: Got it. Thanks.

<A — Ray Dolan — Sonus Networks, Inc.>: Any follow-ups, Fahad? If not, Benjamin, I believe we have no further questions. Is that correct?

Operator:  We have no further questions for the phone lines. At this time, I will now turn the call back over to you.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Okay. This is Ray Dolan. Again, thank you, everyone for participating at short notice. We’ll continue to get our information out to you through all vehicles possible. Thanks for your support of Sonus in the past, and as we move through a disclosure and hopefully closing later this year, thanks for your support of the potential combined company. Have a great day.

Operator:  Ladies and gentlemen, that does conclude today’s conference call. We thank you for your participation, and ask you please disconnect your lines.

END

IMPORTANT INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Sonus Networks, Inc. (the “Company”) will cause Solstice Sapphire Investments, Inc., a wholly-owned subsidiary of the Company formed to act as a holding company in connection with the transaction (“NewCo”), to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and GENBAND Holdings Company (“GENBAND”) and certain of its affiliates (the “GENBAND Parties”) and a prospectus of NewCo and the Company and the parties may file with the SEC other relevant documents concerning the proposed transaction. The Company will mail the definitive joint proxy statement/prospectus to the Company stockholders and the GENBAND Party equity holders. THE COMPANY STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS

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OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other filings containing information about the Company at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge from the Company’s Investor Relations website (http://investors.sonusnet.com/) or by requesting them from the Company corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

The Company, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 28, 2017.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the expected performance of the combined companies. Uncertainties that could cause actual results to be materially different than those expressed in the Company’s and the GENBAND Parties’ forward-looking statements include the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction in a timely matter or at all. These or other uncertainties may cause actual future results to be materially different from those expressed in the Company’s and the GENBAND Parties’ forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of the Company or any GENBAND Party will be realized. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the proposed transaction, including risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining equity holder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of the Company and the GENBAND Parties to integrate the business successfully and to achieve anticipated synergies, potential litigation relating to the proposed transaction, and the risk that

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disruptions from the proposed transaction will harm the Company’s or the GENBAND Parties’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s or the GENBAND Parties’ consolidated financial condition, results of operations or liquidity. Neither the Company nor any GENBAND Party assumes any obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.